NO ACT

PE
12-14-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11008668

December 28, 2011

Timothy O'Grady
Sprint Nextel Corporation
Timothy.Ogrady@sprint.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-28-11

Re: Sprint Nextel Corporation
Incoming letter dated December 14, 2011

Dear Mr. O'Grady:

This is in response to your letter dated December 14, 2011 concerning the shareholder proposal submitted to Sprint by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

December 28, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sprint Nextel Corporation
Incoming letter dated December 14, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Sprint's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Sprint may exclude the proposal under rule 14a-8(i)(7), as relating to Sprint's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Sprint's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Sprint omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Sprint Nextel
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B679
Office: (913) 794-1513

Timothy O'Grady
Vice President – Securities & Governance

December 14, 2011

By electronic mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation – Omission of Shareholder Proposal from Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Sprint Nextel Corporation (the "Company" or "Sprint Nextel") intends to omit from its proxy statement and form of proxy for the 2012 annual meeting of its shareholders (the "2012 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent").

Sprint Nextel believes that the Shareholder Proposal may be excluded from our 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to its ordinary business operations. Sprint Nextel hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if it excludes the Shareholder Proposal from its 2012 Proxy Materials.

In accordance with Rule 14a-8(j), we are submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2012 Proxy Materials. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Shareholder Proposal from its 2012 Proxy Materials.

1. The Shareholder Proposal

The Shareholder Proposal states:

> **Be it Resolved**: That the shareholders of Sprint Nextel Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following the adoption of the Rotation Policy.

2. The Shareholder Proposal may be excluded under Rule 14a-8(i)(7) because its subject matter relates to our ordinary business operations.

In recent no-action letters involving substantially similar proposals, the Staff determined that the proposals were excludable under Rule 14a-8(i)(7), as relating to that company's ordinary business operations (i.e., limiting the term of engagement of a company's independent auditors). See *Deere & Company,* (November 18, 2011), *Hewlett-Packard Company* (November 18, 2011) and *The Walt Disney Company* (November 23, 2011). In the letters granting no action relief to Deere & Company, Hewlett-Packard and The Walt Disney Company, the Staff noted that proposals concerning the selection of independent auditors or, more generally, management of the independent auditors' engagement, are generally excludable under rule 14a-8(i)(7).

Rule 14a-8(i)(7) states that a company may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34- 40018 (May 21, 1998) (the "1998 Release"). This policy, the Staff stated, rests on two central considerations. The first consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. 1998 Release at 20. The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21 (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)).

We believe that the Shareholder Proposal is excludable from our 2012 Proxy Materials, as it was at Hewlett-Packard, Deere & Company and The Walt Disney Company, because the subject matter of proposal relates to the selection and engagement of Sprint Nextel's independent auditors, a subject-matter that implicates the type of fundamental and complex matters that are inappropriate for stockholder action.

The Staff has consistently viewed shareholder proposals concerning the selection and engagement of the independent auditor as relating to a company's ordinary business matters and excludable under Rule 14a-8(i)(7). For example, in *J.P. Morgan Chase & Co.* (March 5, 2010), the Staff concurred with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement are generally excludable under rule 14a-8(i)(7)." In accordance with this position, the Staff has consistently concurred will the exclusion of shareholder proposals requesting that a company implement a policy requiring the periodic rotation of its independent audit firm. See, e.g., *Masco Corp.* (January 13, 2011), *Masco Corp.* (November 14, 2008), *Masco Corp.* (February 26, 2008) (each concurring with the exclusion of a proposal to limit the term of engagement of the company's auditor to five years), *El Paso Corp.* (February 23, 2005) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years). *Kohl's Corp.* (January 27, 2004) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years), *Allstate Corp.* (February 5, 2003)(concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to four years), and *Bank of America Corp.* (January 2, 2003) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditor to four years). In each of these instances, the Staff found that the shareholder proposal could be property excluded from the company's proxy materials under Rule 14a-8(i)(7). Consistent with these precedents, we believe the Shareholder Proposal is excludable under 14a-8(i)(7).

Recognizing that the selection of a company's independent auditor is an appropriate matter for a company's audit committee the Sarbanes Oxley Act, the Exchange Act of 1933 (the "Exchange Act"), and the New York Stock Exchange ("NYSE") Listing Standards vest the authority to select and engage a company's independent auditors with the company's audit committee. Pursuant to these requirements, the Company's Audit Committee's charter provides that the Audit Committee will "possess sole authority for the appointment, retention, termination, compensation, evaluation and oversight of the independent registered public accounting firm." The Company's Audit Committee is solely responsible for the selection and retention of auditors. This Shareholder Proposal seeks to limit the Audit Committee's authority and its mandated responsibilities under Rule 10A-3 of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual by requiring the termination of its current independent auditor and the engagement of a new independent auditor after a maximum period of seven years.

The decision to retain a particular auditing firm as the Company's independent auditor requires the consideration of many factors that shareholders would not be able to adequately assess on behalf of the Company. For example, some of the factors influencing the suitability and availability of independent auditing firms include: the reputation and integrity of the firms; the capabilities of such firms to competently audit the Company (considering its geographic and operational scope); the quality of the engagement teams proposed to staff the Company's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to the Company; the firms' knowledge of the Company's industry; the firms' relationships with the Company's competitors; the firms' relationships with the Company that could impair independence; and the performance of the current independent auditor in past audits of the Company. The evaluation of these factors requires the Audit Committee to use its expertise and business judgment when determining if the Company should retain its independent auditor. Given the many considerations involved in selecting an independent auditor, auditor retention is complex matter in which shareholders, as a group, would not be in a position to make an informed judgment.

The Stockholder Proposal is similar to, or substantially the same as, the proposals contained in the precedents listed above where the Staff expressed the view that proposals attempting to limit the term of engagement of a company's independent auditors were excludable under rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Shareholder Proposal from our 2012 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Aisha Reynolds at (913) 315-1620 or email her at Aisha.Reynolds@sprint.com.

Very truly yours,



Timothy O'Grady
Vice President – Securities & Governance

Enclosures

cc: Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Robinson, Proxy Vote Plus

EXHIBIT A

Audit Firm Rotation Policy Proposal

Be It Resolved: That the shareholders of Sprint Nextel Corporation ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Sprint Nextel Corporation has paid its audit firm, KPMG LLP a total of $114,700,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.